EXHIBIT 12
MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the Three
	Months Ended

	March 31,	April 1,
	2006	2005(a)

Pre-tax earnings(b)	$515	$1,592
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	7,646	4,379

Pre-tax earnings before fixed charges	8,161	5,971

Fixed charges:
Interest	7,588	4,327
Other(c)	58	52

Total fixed charges	7,646	4,379

Preferred stock dividend requirements	53	10

Total combined fixed charges and preferred stock dividends	$7,699	$4,389

Ratio of earnings to fixed charges	1.07	1.36
Ratio of earnings to combined fixed charges and preferred stock dividends	1.06	1.36

(a)	Certain prior period amounts have been reclassified to conform to the current period presentation.
(b)	Excludes undistributed earnings from equity investments.
(c)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.